Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIOS

Old National Bancorp

Computation of Consolidated Ratio of Earnings to Fixed Charges and Consolidated Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

($ in Thousands)

	Three Months
	Ended
	March 31, 2014	2013	2012	2011	2010	2009
FIXED CHARGES:
Interest Expense on Deposits	3,283	18,124	27,042	35,911	48,608	67,628
Interest Expense on Other Borrowings	1,504	6,262	8,900	17,809	29,824	41,650
Building Rent	6,966	28,967	30,909	32,383	30,094	28,791
Equipment Rent	10	101	1,096	1,352	1,294	881

Total Blding and Equip Rent	6,976	29,068	32,005	33,735	31,388	29,672

Rental Expense 66.67%	4,651	19,380	21,338	22,491	20,926	19,782
Imputed Interest Expense 33.33%	2,325	9,688	10,667	11,244	10,462	9,890
Interest Capitalized	—	—	—	—	—	—
Preferred Stock Dividends	—	—	—	—	—	1,250
Fixed Charges Excluding Interest on Deposits	3,829	15,950	19,567	29,053	40,286	51,540
Fixed Charges Including Interest on Deposits	7,112	34,074	46,609	64,964	88,894	119,168
Fixed Charges Excluding Interest on Deposits and Including Preferred Stock Dividends	3,829	15,950	19,567	29,053	40,286	52,790
Fixed Charges Including Interest on Deposits and Including Preferred Stock Dividends	7,112	34,074	46,609	64,964	88,894	120,418
EARNINGS:
Net Income (Loss) from Continuing Operations before Taxes	35,752	142,517	127,785	99,762	43,480	(7,377)
Plus: Fixed Charges Excluding Interest on Deposits	3,829	15,950	19,567	29,053	40,286	51,540
Less: Interest Capitalized	—	—	—	—	—	—

	39,581	158,467	147,352	128,815	83,766	44,163

EARNINGS:
Net Income (Loss) from Continuing Operations before Taxes	35,752	142,517	127,785	99,762	43,480	(7,377)
Plus: Fixed Charges Including Interest on Deposits	7,112	34,074	46,609	64,964	88,894	119,168
Less: Interest Capitalized	—	—	—	—	—	—

	42,864	176,591	174,394	164,726	132,374	111,791

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES:
Excluding Interest on Deposits	10.34	9.94	7.53	4.43	2.08	0.86
Including Interest on Deposits	6.03	5.18	3.74	2.54	1.49	0.94
CONSOLIDATED RATIO OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS:
Excluding Interest on Deposits	10.34	9.94	7.53	4.43	2.08	0.84
Including Interest on Deposits	6.03	5.18	3.74	2.54	1.49	0.93